

July 18, 2013

Via E-mail
Robert A. Riecker
Vice President, Controller and Chief
Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

    Re: **Sears Holdings Corporation**
            Form 10-K for Fiscal Year Ended February 2, 2013
            Filed March 20, 2013
            Definitive Proxy Statement on Schedule 14A
            Filed March 28, 2013
            File No. 0-51217

Dear Mr. Riecker:

We have reviewed your response dated July 3, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1. We reviewed your response to comment 3 in our letter dated June 24, 2013 and the proposed revisions to your disclosure. The proposed revisions do not include disclosure that adjusted EBITDA excludes amortization of actuarial gains/losses arising in prior periods and as a result, adjusted EBITDA reflects an expected return on plan assets, or the amounts of the expected return on plan assets and the actual return on plan assets as a percentage of plan

assets for each period presented. Please tell us why you do not believe that these disclosures are meaningful to an understanding of the adjustment related to domestic pension expense.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

Fiscal Year 2012 Compensation Decisions, page 23

2012 Annual Incentive Plan Opportunity, page 24

2. Please provide target and actual results ranges for each of BOP and gross margin separately as applicable to Mr. Jooma's payout.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: William K. Phelan, Senior Vice President, Finance